UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024.

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401), and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

As previously disclosed, Check-Cap Ltd. (the “Company”) will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on Wednesday, April 25, 2024 at 9 a.m. (Eastern time). The Company is amending its previously furnished Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement of Extraordinary General Meeting of Shareholders (the “Proxy Statement”) to add an additional agenda item at the Meeting. The Amended Notice and Amended Proxy Statement are attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: April 4, 2024	By:	/s/ Paul Medeiros
	Name:	Paul Medeiros
	Title:	Board Chair, Check-Cap Ltd.

EXHIBIT INDEX

99.1	Amended Notice and Amended Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on April 25, 2024.